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MAR 31 2008
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CW

SEC FILE NUMBER
8 - 51293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foreside Fund Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Portland Square
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike — 614-470-8280
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 4/15

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Fund Services, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Cynthia Marshall
Notary Public
Ohio
My Commission Expires 9/15/12

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Foreside Fund Services, LLC

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability Company), as of December 31, 2007, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foreside Fund Services, LLC as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Company restated its member's equity as of January 1, 2007.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
March 28, 2008

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 665,450
Accounts receivable	959,072
Due from related parties	270,168
Furniture and equipment, net	70,805
Other assets	74,179
Total assets	$ 2,039,674

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 818,808
Member's equity	1,220,866
Total liabilities and member's equity	$ 2,039,674

See Notes to Financial Statements.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Revenues	
Distribution fees	$ 54,326,326
Management and administration fees	668,486
Interest	9,845
Total revenues	55,004,657
Expenses:	
Commissions	52,989,826
Compensation and benefits	1,054,423
Professional services	251,129
Regulatory and compliance	47,609
Other	224,663
Total expenses	54,567,650
Net income	$ 437,007
Member's equity, beginning of year	$ 1,673,795
Prior period adjustment	(782,732)
Member's equity, beginning of year, as restated	891,063
Distributions to member	(107,204)
Net income	437,007
Member's equity, end of year	$ 1,220,866

See Notes to Financial Statements.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net income	$ 437,007
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	39,529
Increase in accounts receivable	(8,970)
Decrease in other assets	114,864
Increase in accounts payable and accrued expenses	384,216
Net cash provided by operating activities	966,646
Investing activities:	
Advances to related parties	(270,168)
Purchase of equipment	(2,605)
Net cash used in investing activities	(272,773)
Financing activities - distributions to member	(107,204)
Net increase in cash and cash equivalents	586,669
Cash and cash equivalents, beginning of year	78,781
Cash and cash equivalents, end of year	$ 665,450

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Foreside Fund Services, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company's primary regulator.

The Company is a limited liability company and a wholly-owned subsidiary of Foreside Financial Group, LLC (the "Parent" or "FFG" which was formerly known as Foreside Holdings, LLC). Two other wholly-owned subsidiaries of the Parent, Foreside Compliance Services, LLC ("FCS") and Foreside Management Services, LLC ("FMS"), both of which provide investment company compliance services, share occupancy costs with the Company.

The limited liability company agreement provides for the Company to exist in perpetuity.

The Company is engaged in the business of providing statutory underwriting and distribution services, placement agent and solicitation agent services, and registered representative "only" registration services.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Revenue and expense recognition:

Currently, the Company derives its revenue from distribution of mutual funds. The Company receives fees for the performance of such services, which are recorded in accordance with the terms of the contractual agreements. These contractual agreements are based either on a fixed base fee or a percentage of the mutual funds' net assets, or some variation thereof. Expenses are recorded in the period that the related revenues are recorded.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for federal income tax purposes. Any income or loss generated is passed through to the member.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents. The Company maintains its cash accounts in a commercial bank. At times, such cash balances may exceed Federally insured limits.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2007.

Furniture and equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Note 3 - Related - party transactions:

The Company participates in a variety of financial and administrative transactions with affiliates.

During the year ended December 31, 2007, pursuant to a formal management agreement dated October 1, 2007, FFG provided to the Company administrative overhead services including corporate administration and legal costs. FFG charged the Company an administrative service fee for these services designed to cover the costs of providing such services. The cost to the Company for 2007 was $23,052. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Prior to October 1, 2007, the Company paid its own administrative overhead costs.

Due from related parties results from noninterest bearing advances to FFG, FCS and FMS with no specified due date.

In addition, the Company shares occupancy costs with FCS and FMS.

Note 4 - Furniture and equipment:

Furniture and equipment consists of the following:

Equipment	$106,380
Furniture and fixtures	55,068
Computer and software	20,533
	181,981
Less accumulated depreciation	111,176
Total	$ 70,805

NOTES TO FINANCIAL STATEMENTS

Note 5 - Net capital requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of FINRA also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2007, the Company's net capital was $126,175, which was $71,588 in excess of its required net capital of $54,587. The Company's ratio of aggregate indebtedness to net capital was 6.49 to 1.

Note 6 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 8 - Prior period adjustment:

The accompanying financial statements include a prior period adjustment related to the accounting for the 2005 acquisition of all of the membership interests in the Company, and the payment (including contingent consideration) for those interests, by its current Parent. The adjustment reduced the Company's goodwill and member's equity by $782,732 as of December 31, 2006. However, the adjustment did not have any effect on the Company's net capital, as defined, or net income as of and for the year ended December 31, 2006.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:	
Member's equity	$ 1,220,866
Deductible nonallowable assets:	
Prepaid expenses	64,227
Due from related parties	270,168
Accounts receivable	681,913
Furniture and equipment	70,805
Total	1,087,113
Net capital before haircuts on security positions	133,753
Haircuts on security positions - other	(7,578)
Net capital	$ 126,175
Aggregated indebtedness - total liabilities	$ 818,808
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)	$ 54,587
Excess net capital	$ 71,588
Excess net capital at 1,000%	$ 44,294
Ratio of aggregate indebtedness to net capital	6.49 to 1

There are no material differences between net capital as shown above and the corresponding computation by the Company for inclusion in its unauditied amended Part IIA FOCUS Report filing as of December 31, 2007 that was filed on March 28, 2008.

See Report of Independent Public Accountants.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Foreside Fund Services, LLC

In planning and performing our audit of the financial statements of Foreside Fund Services, LLC (the "Company"), a wholly-owned subsidiary of Foreside Financial Group, LLC, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control over financial reporting that we consider to be a material weakness, as defined above. The Company did not properly account for the 2005 acquisition of its membership interests. The Company recorded, in its annual financial statements for the year ended December 31, 2007, a prior period adjustment to correct this misstatement. The adjustment reduced the Company's goodwill and member's equity as of December 31, 2006. However, the adjustment did not have any effect on the Company's net capital, as defined by the Uniform Net Capital Rule (Rule 15c3-1), or net income as of and for the year ended December 31, 2006. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Foreside Fund Services, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the deficiency in internal control over financial reporting noted in the aforementioned paragraph, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
March 28, 2008

END